Mail Stop 4561


								November 20, 2007






Mr. Kenneth L. Barber
Metro Bancshares, Inc.
2678 Hickory Level Road
Villa Rica, Georgia 30180


Re: 	Metro Bancshares, Inc.
      Amendment Number 3 to Registration Statement on Form SB-2
      File No. 333-142817
      Filed October 30, 2007


Dear Mr. Barber:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Cover of Prospectus

1. Please revise the cover page to make clear how many securities you are offering.

2. Please revise the first sentence of the third paragraph to reflect the fact that the subscriptions were not merely "submitted" to you but you accepted the subscriptions and the cash for the unregistered securities in violation of federal and state laws.


Why is Metro Bancshares making the rescission offer, page 1

3. Please replace your characterization of your acceptance of the subscription agreements and funds as "improper" with disclosure that you may have violated both federal and various state securities laws.


Have any directors or officers advised Metro..., page 2

4. Please revise this section to disclose how many shares were subscribed to by directors and officers and, based on these directors and officers not electing to rescind their subscriptions, how many shares will be subject to rescission.


Summary, page 4

5. Please revise this section as follows:
* summarize the circumstances under which subscriptions were accepted before the offering was registered;
* identify the states in which offers and sales were made;
* disclose that after the rescission offer you may still have liability under federal law and, if true, under certain state laws, to those investors whose subscriptions you accepted; and
* disclose that after the rescission offer you may still be subject to sanctions by federal and state authorities.


Risk Factors Related to our Business, page 8

6. Please revise the second risk factor to address the risk that your apparent violation of both federal and state securities laws, including the laws of Georgia, may delay or affect the regulatory approvals you need to operate.







      * * * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact John A. Spitz at (202) 551-3484 or John P. Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202) 551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Robert C. Schwartz, Esquire
      Smith, Gambrell & Russell LLP
      Suite 3100, Promenade II
      1230 Peachtree Street, N.E.
      Atlanta, Georgia 30309


























Mr. Kenneth L. Barber
Metro Bancshares, Inc.
November 20, 2007
Page 1